

20010582

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

)N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8-66791

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** AND ENDING **12/31/19**
                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Schneider Downs Corporate Finance, LP**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 PPG Place, Suite 1700
(No. and Street)

Pittsburgh	**PA**	**15222**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Lieberman (412) 697-5364

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

2601 Cambridge Ct, Suite 500	**Auburn Hills**	**MI**	**48326**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FEB 2 8 2020

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Lieberman _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schneider Downs Corporate Finance, LP _____ , as of December 31 _____ , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Notary Public

_____
Signature

Chief Executive Officer
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schneider Downs Corporate Finance, LP

Audited Financial Statements and Supplemental Information
For the Year Ended December 31, 2019



Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners
Schneider Downs Corporate Finance, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Schneider Downs Corporate Finance, LP as of December 31, 2019 and the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Schneider Downs Corporate Finance, LP as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Schneider Downs Corporate Finance, LP's management. Our responsibility is to express an opinion on Schneider Downs Corporate Finance, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Schneider Downs Corporate Finance, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Schneider Downs Corporate Finance, LP's financial statements. The supplemental information is the responsibility of Schneider Downs Corporate Finance, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Schneider Downs Corporate Finance, LP's auditor since 2005.
Auburn Hills, Michigan
February 26, 2020



Schneider Downs Corporate Finance, LP

Assets

Cash and cash equivalents	$	689,103
Accounts receivable, net of allowances of $16,845		
Billed		155,325
Unbilled		11,789
Due from affliated entity/owner		89
Prepaid expense		16,854
Operating lease right-of-use asset (Note 1)		379,763
Deferred contract asset		220,183
Total Assets	$	**1,473,106**

Liabilities and Partners' Capital

Accounts payable, accrued expenses, and other liabilities	$	107,177
Operating lease liability (Note 1)		379,763
Deferred contract liability		221,503
Due to affliated entity/owner (Note 5)		83,552
Total Liabilities		**791,995**
Partners' capital (Note 2)		681,111
Total Liabilities and Partners' Capital	$	**1,473,106**

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Revenues		
Billings and other income	$	2,085,627
Expenses		
Employee compensation and benefits (Note 7)		1,244,016
Regulatory fees and expenses		14,674
Occupancy (Notes 1 and 5)		36,000
Marketing expense		25,510
Professional services		177,460
Management fees (Note 5)		178,087
Other operating expenses		119,299
Total expenses		1,795,046
Non-operating income		
Interest income		6,133
Net Income		296,714
Partners' Capital at January 1, 2019		527,532
Partner contributions		16,588
Partner retirement return of capital		(159,723)
Partners' Capital at December 31, 2019	$	681,111

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Cash Flows from Operating Activities

Net income	$	296,714
Changes in:		
Receivables		(38,516)
Other assets		(51,608)
Due to/from affiliated entity/owner		35,622
Accounts payable, accrued expenses, and other liabilities		107,614
Net Cash Provided by Operating Activities		349,826
Cash Flows from Financing Activities		
Partner contributions		16,588
Partner retirement return of capital		(159,723)
Net Cash Used in Financing Activities		(143,135)
Net Increase in Cash and Cash Equivalents		206,691
Cash and Cash Equivalents at Beginning of Year		482,412
Cash and Cash Equivalents at End of Year	$	689,103

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Note 1 - Significant Accounting Policies

Nature of Business - Schneider Downs Corporate Finance, LP (the "Company") is a licensed business providing securities advice principally related to mergers and acquisitions and other strategic transactions. The Company is exempt from the reporting requirements under SEC Rule 15c3-3(k)(2)(i).

The Company organized on August 17, 2004 as a limited partnership. The Company received Financial Industry Regulatory Authority (formerly National Association of Securities Dealers) approval on June 29, 2005.

Basis of Accounting - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition –The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices to performance obligations identified; when to recognize revenue based on the Company's completion of a performance obligation under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenues include advisory services on mergers and acquisitions (M&A) and real estate transactions. Revenue for M&A advisory arrangements and the related expense reimbursements are generally recognized at the point in time performance under the engagement is completed, which is typically the closing date of the transaction or when the contract is cancelled. Revenue for real estate contracts is generally recognized as front-end commissions at the point in time our performance obligation is completed, which is typically when the equity raise is completed. Management fees related to real estate contracts are recognized over time as performance obligations are completed by the Company. Back-end commissions, which are based upon the ultimate sales price of the real estate, are recognized at the point in time the sale of the real estate development occurs, as there is a high degree of uncertainty as to the amount and timing of the sale. Other advisory services are generally recognized over time as the performance obligations are completed.

As of December 31, 2019, $221,503 of non-refundable retainers and related out of pocket costs and $220,183 of deferred costs to fulfill contracts have been deferred and will be recognized as revenue and expense when the performance obligations are completed.

Schneider Downs Corporate Finance, LP

Cash and Cash Equivalents - The Company considers cash and all highly liquid short-term securities with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its cash balances at banks in the United States of America. At times, deposits may exceed federally insured limits; however, the Company does not believe it is exposed to any significant credit risk and has not experienced any such loss.

Receivables - The Company grants trade credit during the normal course of business without requiring collateral. Accounts receivable are stated at their contractual outstanding balances, which approximate fair value, net of any allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts when collectability is uncertain, based on prior bad debt experience and a review of existing receivables. An allowance of $16,845 was recorded at December 31, 2019.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases - In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). The ASU requires lessees to recognize a right-of-use (ROU) asset and related lease liability for all leases, with limited exception for short-term leases. Effective January 1, 2019, the Company adopted this new accounting policy resulting in the recognition of a contract asset and lease liability of $398,221 on January 1, 2019. The Company has an obligation as a lessee for office space to an affiliated entity. The Company has classified this lease as an operating lease. The Company's lease payment obligation is recognized at the estimated present value along with a corresponding ROU asset. The ROU asset is subsequently measured throughout the lease term at the amount of the lease liability and assessed for impairment. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the lease is not readily determinable and accordingly, the Company used its incremental borrowing rate of 4.5%. The lease payments will be recognized on a straight-line basis over the lease term.

Schneider Downs Corporate Finance, LP

Leases, continued

The term of the Company's sublease began October 2013 for 10 years. The sublease can be extended 2 additional periods of the same length, all terms, covenants and provisions of the original sublease shall apply to the extended sublease terms. The Company can extend the sublease by providing written notice twelve months prior to the end of the lease. The affiliated entity has the option to renew the master lease through April 30, 2034. It was assumed that the sublease will be extended until at least the same length as the affiliated entity's master lease. The sublease does not include residual value guarantees or transfer of ownership at the end of the lease term. The Company's lease can only be modified by a further writing that is duly executed by the Company and the affiliated entity. Payments due under the lease contract include fixed monthly payments of $3,000. Rent incurred to this affiliated entity was $36,000 inclusive of both amortization and interest expense for the year ended December 31, 2019. At December 31, 2019, the future lease payments for the Company's operating lease is as follows:

2020	$	36,000
2021		36,000
2022		36,000
2023		36,000
2024		36,000
Thereafter		336,000
Total minimum lease payments		516,000
Less imputed interest		(136,237)
Total operating lease liability	$	379,763

The adoption of the new standard increased the Company's recorded assets and liabilities. It has not changed the calculation of net capital and aggregate indebtedness, as the FINRA Regulatory Notice 19-08 provided guidance under the SEC no-action relief letter dated October 2018, stated that a broker-dealer computing net capital can add back an operating lease asset to the extent of the associated operating lease liability.

Subsequent Events - The financial statements and related disclosures include evaluation of events up through and including February 26, 2020, which is the date the financial statements were issued.

Schneider Downs Corporate Finance, LP

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $276,871, which was $249,389 above the required net capital of $27,482. The Company had aggregate indebtedness of $412,232 at December 31, 2019.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

Note 4 - Income Taxes

The Company, with the consent of its partners, has elected to have its income or loss reported directly by the partners under provisions of partnership taxation of the Internal Revenue Code.

Note 5 - Related Party Transactions

The partners of the Company also have ownership interests in other affiliated entities. The Company has various employment, administrative, and services agreements with these affiliated entities. The Company earns revenue and incurs expenses under these agreements.

The Company incurred $178,087 in management fees under employment and administrative agreements with affiliated entities during the year ended December 31, 2019. The Company also leases office space from an affiliated entity. Rent incurred to this affiliated entity was $36,000 for the year ended December 31, 2019.

Amounts due to affiliated entities totaled $83,552 as of December 31, 2019.

Note 6 - Concentration

During the year ended December 31, 2019, five customers accounted for approximately 78 percent of total revenue. As of December 31, 2019, one customer accounted for approximately 63 percent of total accounts receivable.

Schneider Downs Corporate Finance, LP

Note 7 - Defined Contribution Pension Plan

The Company sponsors a 401(k) retirement plan covering substantially all of its employees. The Company accrued $55,541 for 2019 employer contributions, to be paid in 2020.

Schneider Downs Corporate Finance, LP

Computation of Net Capital Under Rule 15c3-1 of the Securities and
Exchange Commission
December 31, 2019

Net Capital

Total partners' capital	$	681,111
Deductions and/or charges		
Non-allowable assets:		
Receivables		(155,325)
Other assets		(248,915)
Net capital before haircuts on securities		276,871
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))		
Trading and investment securities		
Other securities		-
Undue concentrations		-
		-
Net Capital	$	**276,871**

Aggregate Indebtedness

Accounts payable, accrued expenses, and other liabilities	$	328,680
Due to affliated entity/owner		83,552
Total Aggregate Indebtedness	$	**412,232**

Computation of Basic Net Capital Requirement

Minimum net capital required	$	27,482
Excess net capital	$	249,389
Excess at 1000%	$	235,648
Ratio: Aggregate indebtedness to net capital		149%

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2019)

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part IIA of form X-17A-5 as of December 31, 2019, filed on February 26, 2020.



Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners
Schneider Downs Corporate Finance, LP

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Schneider Downs Corporate Finance, LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Schneider Downs Corporate Finance, LP claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Schneider Downs Corporate Finance, LP stated that Schneider Downs Corporate Finance, LP met the identified exemption provisions throughout the most recent fiscal year without exception. Schneider Downs Corporate Finance, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Schneider Downs Corporate Finance, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 26, 2020



SCHNEIDER DOWNS CORPORATE FINANCE, LP EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

February 26, 2020

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Schneider Downs Corporate Finance, LP is a broker/dealer registered with the SEC and FINRA
- Schneider Downs Corporate Finance, LP claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2019
- Schneider Downs Corporate Finance, LP has met the identified exemption provisions of paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2019, without exception.

Peter J. Lieberman, Chief Executive Officer

2/26/2020
Date